
August 24, 2010

Wilson W. Cheung, CFO
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re:** **Velti plc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on August 4, 2010**
> **File No. 333-166793**

Dear Mr. Cheung:

We have reviewed your amended filing and have the following comments. References to prior comments refer to the comments in our letter dated June 9, 2010.

General

1. We note from page 61 of your amended Form F-1 that your markets include the Middle East and Latin America. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba, a country frequently included in references to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form F-1 does not include disclosure regarding contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. In this respect, we note from recent news articles that you recently partnered with Bahrain operator Batelco which offers services in Iran, Syria and Sudan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation Expense, page 54

2. Please revise your disclosures to include a discussion of all equity awards (both share options and deferred share awards) granted subsequent to the most recent balance sheet

date that includes the total fair value of these awards and the expected impact these awards will have on your financial statements in 2010. Please also consider including a table similar to the table you provided in Note 18 that includes awards granted through the effective date of the registration statement.

Liquidity and Capital Resources

Operating Activities, page 64

3.   We note your response to prior comment 27 and revised disclosure. Considering that DSO roughly doubled in 2009, we believe your disclosures regarding this trend should be more robust. For example, you indicate that the increase in DSO is mainly attributed to slower payments by certain European customers, but you do not provide any additional information with regard to receivables from these customers. Please provide more specific information with regard to these customers subsequent to 2009, such as the status of receivables from these customers. Refer to Section III.B.3 of SEC Release 33-8350 which indicates that "in identifying known material trends and uncertainties, companies should consider the substantial amount of financial and non-financial information available to them, and whether or not the available information itself is required to be disclosed."

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4.   We note that in response to prior comment 39, you revised your presentation to separately present product and service revenues, however you have not similarly revised your cost of revenues presentation. Please revise accordingly to conform with the guidance of Rule 5-03(b)(2) of Regulation S-X.

5.   We note your disclosure on page 35 that you intend to use a portion of the net proceeds from this offering to repay all of your short-term financings and long-term debt. Please tell us how you considered including pro forma earnings per share information to address the effect of the proceeds intended to be used to repay your outstanding debt. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6.   We note your response to prior comment 35 where you indicate that post-contract customer support (PCS) is sometimes sold as a separate element with software. Please clarify what additional services you provide your customers under PCS arrangements that are purchased separately compared to a customer that only purchases your software.

7.   For arrangements where PCS is sold separately, you indicate that vendor-specific objective evidence ("VSOE") is based on the renewal rate for "continued support arrangements." Please tell us more about your methodology for establishing VSOE including how you determined that the renewal rates are substantive given your disclosure on page 13 that your contracts are negotiated on a customer-by-customer basis and lack uniformity. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates.

8.   We have reviewed your response to prior comment 38. Please clarify whether your license and software revenue line item and your managed services revenue line item relate to your "self-service" and "managed service" platforms, respectively, as described in your overview discussion on page 1. In this regard, tell us how the sale of perpetual software and managed services is considered a software-as-a-service offering.

Note 5. Contract Revenue and Grant Income, page F-17

9.   We have reviewed the revisions to your disclosure in Note 5 in response to prior comment 44 and note that you recognize uninvoiced contract revenues when the customer is invoiced and all revenue recognition criteria are met. Please clarify why the invoicing of your customers is required to recognize revenue if all revenue recognition criteria have been met and tell us the accounting literature you are relying on.

Note 10. Equity Method Investments, page F-22

10.   We have reviewed the revisions to your disclosure in Note 10 in response to prior comment 51 and note you have not included a gross profit column in your tabular presentation related to your equity method investments. We reissue part of our previous comment to revise your disclosure to include gross profit or, alternatively, costs and expenses applicable to gross revenues, for each of your equity method investments in accordance with Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3456 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (650) 687-1189
        Sally J. Rau, Esq.
        DLA Piper LLP